Exhibit 99

                                     MERANT

                            701 East Middlefield Road
                             Mountain View, CA 94043
                                 (650) 938-3700

                                   March 2004


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

Re:      MERANT plc (CIK #0000881581)--Form 6-K

Dear Sir or Madam:

     On behalf of MERANT plc (the "Company"), we furnish herewith to the Commission through the EDGAR system pursuant to Rule 13a-16 of the Securities Exchange Act of 1934, as amended, a conformed copy of a Report of Foreign Issuer on Form 6-K. Manually executed signature pages have been executed prior to the time of this electronic submission and will be retained by the Company for five years. No fee is required for this electronic submission.

     Please direct any comments or questions you may have with respect to this matter to me at the above-referenced telephone number.

                                                     Sincerely yours,

                                                     /s/ Steve Going

                                                     Steve Going
                                                     General Counsel